Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

To
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Supplemental Immediate Report – Fiber Optics - Very High Capacity Network in Israel

Tel Aviv, Israel – June 14, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) hereby provides an update concerning the Israeli Ministry of Communications' policy for the deployment of ultra-broadband infrastructure in Israel. This matter was originally reported in the Company’s Immediate Report on December 19, 2018, which reported the Ministry of Communications' call for public comments regarding the policy for deployment of ultra-broadband infrastructure in Israel. The matter was supplemented by the Company's supplemental immediate report on the publication for public comments of the recommendations of the inter-ministerial team for the examination of the policy for the deployment of fixed-line, ultra-broadband landline infrastructure in Israel. Further updates on this topic were provided in Section 2.7.2 of the chapter describing the Company’s business in the Company's annual report for 2019.

The Company hereby reports that on June 11, 2020, the Israeli Ministry of Communications published a hearing on the subject of a “very high capacity network.” The hearing aims to establish criteria for the characterization of a very high capacity (ultra- broadband) network, in order to enable the use of a mix of technologies for the provision of service on a very high capacity network, in accordance with guidelines to be provided in an ultra-broadband network deployment outline.

In this context, the Ministry is considering determining that a very high capacity network will be a network that meets the following performance thresholds and criteria: (1) an FTTH fiber optic network that is entirely based on fiber cabling to an optical outlet in the customer's home; and (2) a fixed-line network that is capable of providing, under normal peak load conditions, services to the end user at a service level that includes, inter alia, a minimum download speed of 1000 Mbps and a minimum upload speed of 200 Mbps.

The Company is studying the hearing document and intends to submit its comments to the Ministry of Communications on or prior to the deadline for doing so (July 1, 2020).

Below is the link to the hearing document published on the Ministry of Communications’ website:

https://www.gov.il/BlobFolder/rfp/11062020_1/he/Very_high_capacity_network_hearing.pdf

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.